Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

September 30, 2014

Investment Funds Affiliated with Rhône Capital Confirm that their Tender
Offer for up to 20% of the Common Stock of Elizabeth Arden, Inc. Will
Expire on October 1, 2014

NEW YORK, New York – Sept. 30, 2014 – Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. (the “Rhône Funds”), investment funds affiliated with Rhône Capital L.L.C. (“Rhône Capital”), today confirmed that their previously announced tender offer for up to 6,442,013 shares of common stock of Elizabeth Arden, Inc. (“Elizabeth Arden”), at a cash purchase price of $17.00 per share, will expire at midnight, New York City time, at the end of Wednesday, October 1, 2014.

The Rhône Funds do not intend to extend the tender offer past October 1, 2014. As disclosed in the Offer to Purchase previously filed with the U.S. Securities and Exchange Commission (the “SEC”), there will be no subsequent offering period.

Rhône Capital is a global private equity firm with a focus on investments in market leading businesses with a pan-European or transatlantic presence and expansion prospects, with prior experience in the consumer product, retail and beauty sectors and with a track record of adding value in public companies as a minority investor.

Important information about the tender offer

This press release is neither an offer to purchase nor a solicitation to buy any shares, nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of the shares is being made solely pursuant to the Offer to Purchase, the related letter of transmittal, and other related materials that the Rhône Funds are filing with the SEC. The Rhône Funds have filed a Tender Offer Statement on Schedule TO with the SEC, and two amendments thereto, in connection with the commencement of the offer. Shareholders should read those materials and the documents incorporated therein by reference carefully, because they contain important information, including the various terms and conditions of the tender offer. Shareholders may obtain these documents free of charge from the SEC’s website at www.sec.gov, or by contacting Innisfree M&A Incorporated, the information agent for the tender offer, at (888) 750-5834 (U.S. toll free). Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

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Contact:

M. Allison Steiner

Nightingale Onshore Holdings L.P.

Nightingale Offshore Holdings L.P.

(212) 218-6700